Filed by Hilb Rogal & Hobbs Company
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

Forward-Looking Statements
This communication may contain forward-looking information regarding Willis Group Holdings Limited and Hilb Rogal & Hobbs Company and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis's and HRH's management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis's operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forwardlooking statements to reflect events or circumstances after the date of this communication.

Important Merger Information
The proposed merger between Willis and HRH will be submitted to the HRH shareholders for their consideration. Willis has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that includes a preliminary proxy statement of HRH that also constitutes a prospectus of Willis. HRH shareholders and other investors are urged to read the Registration Statement and the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as any other relevant documents concerning the proposed transaction and the companies that HRH or Willis files with the SEC (and any amendments or supplements to those documents), because these will contain important information. Investors will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Willis and HRH, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’ website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.” Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’ directors and executive officers is available in Willis’ proxy statement, dated March 17, 2008. Information about HRH’s directors and executive officers is available in HRH’s proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the definitive prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FINAL TRANSCRIPT
Jul. 31. 2008 / 9:00AM ET, HRH - Q2 2008 Hilb Rogal & Hobbs Company Earnings Conference Call

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

HRH - Q2 2008 Hilb Rogal & Hobbs Company Earnings Conference Call

Event Date/Time: Jul. 31. 2008 / 9:00AM ET

CORPORATE PARTICIPANTS

Thomson StreetEvents | www.streetevents.com | Contact Us | 3

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Mell Vaughan
Hilb Rogal & Hobbs Company - Chairman and CEO

Carolyn Jones
Hilb Rogal & Hobbs Company - Treasurer and Director of IR

Michael Dinkins
Hilb Rogal & Hobbs Company - EVP and CFO

Mike Crowley
Hilb Rogal & Hobbs Company - President

Tim Korman
Hilb Rogal & Hobbs Company - EVP Mergers and Acquisitions

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Meyer Shields
Stifel Nicolaus - Analyst

P R E S E N T A T I O N

Operator

Good morning, and welcome to the Hilb Rogal & Hobbs' second quarter conference call. (OPERATOR INSTRUCTIONS.)

I will now turn the call over to Mr. Mell Vaughan, Chairman and CEO. Sir, you may begin.

Mell Vaughan - Hilb Rogal & Hobbs Company - Chairman and CEO

Thank you, Laurel. Good morning, and welcome to our second quarter call. We appreciate your interest in the Company. We're in Richmond, Virginia, in our Home Office. And with me are Mike Crowley, President and Chief Operating Officer of HRH, Michael Dinkins, our Executive Vice President and Chief Financial Officer, Tim Korman, our Executive Vice President and head of Mergers and Acquisitions, and Carolyn Jones, the Treasurer and Director of Investor Relations.

We want to start the agenda this morning by asking Carolyn if she'll present our forward-looking disclosure and risk statement, and then we'll ask Michael Dinkins to give his financial report. I'll then give my overview, and then we'll ask Michael Crowley if he'll make comments on operations, and we'll open up for Q&A.

Carolyn, over to you.

Carolyn Jones - Hilb Rogal & Hobbs Company - Treasurer and Director of IR

Thanks, Mell.

Before we begin, please be aware that in the course of this call members of HRH Management may make statements regarding the Company's future financial condition, business plans, operations, opportunities and prospects, including any factors which may affect future earnings that are forward-looking statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

The Company cautions listeners that such forward-looking statements are based on Management's current knowledge and assumptions about future events and involve risks and uncertainties which may cause actual results to differ materially from those anticipated by the Company at this time.

For additional information about the Company and the risks and uncertainties we face, we encourage you to consult our Annual Report on Form 10-K for the year ended December 31, 2007, and the Company's earnings press release issued on July 30th, 2008, which is filed with the Company's current report on Form 8-K dated today, July 31, 2008, and other reports from time to time filed with or furnished to the Securities & Exchange Commission.

The statements made on this call speak only as of today's date, and the Company disclaims any duty to update the information provided.

Michael?

Michael Dinkins - Hilb Rogal & Hobbs Company - EVP and CFO

Last night HRH reported financial results for the second quarter of 2008. Reflected in these results is an $18.4 million or $0.51 per share nontax deductible impairment of intangible assets related to HRH Reinsurance Brokers Limited, a London based reinsurance subsidiary which was acquired in late 2003, prior to the 2007 acquisition of Glencairn Group Limited.

During the second quarter, prior to the announcement of the Willis transaction, most of the production staff left this small reinsurance unit. Subsequent to the end of the quarter, we entered into a co-brokering arrangement with Willis, and are optimistic that much of this business can be retained. However, based on the current facts and circumstances, we have recorded the impairment.

I do want to emphasize that this was a very small piece of our Company, contributing less than 0.8% of the revenues, and less than 1.4% of the operating profits during the 12-month period ended June 30th, 2008, and with the new agreement we may be able to retain most of the economic value of the business.

For the quarter our operating earnings per share including the impairment charge were $0.04 compared to $0.60 the second quarter of 2007. Operating profit margin for the quarter was 22.7%, compared with 24.6% in the second quarter of 2007.

In addition to the extremely soft property and casualty rates and the intangible impairment charge, the financial performance for the quarter was adversely affected by an underperforming acquisition and the increased professional fees and claims.

The underperforming acquisition was Bank of America Corporation Insurance Agency, BACIA, which was $0.04 dilutive to our operating earnings per share in the quarter, and reduced operating profit margin by 1.3 percentage points.

Mike Crowley will discuss the acquisition performance later in the call, but I will point out that we have aggressively addressed the issues driving their operational shortfall.

Increase in professional fees and claims expense of $2.6 million negatively impacted operating EPS by $0.04 and operating margin by 1.2 percentage points. This increase included costs related to a restricted covenant matter which was settled in the Company's favor for $9.8 million subsequent to the end of the quarter. This settlement will be recorded in our third quarter results.

HRH reported revenues for the second quarter of 2008 were $210.6 million or $10.5 million, or 5.3% over the prior year. Core commissions and fees increased $8.2 million, including $17.6 million from acquisitions net of divestitures and organic growth of negative 5%.

Included in the second quarter core commissions and fees are supplemental commissions of $3.7 million comparable to the amount included in the second quarter of 2007. Contingent commissions increased $3.6 million in total, and $3.2 million on a same store basis. Investor income decreased by $1.1 million due to lower interest rates.

The biggest factor influencing our revenues for the quarter was a continuation of the unprecedented soft market conditions. As reported by the Council of Insurance Agents and Brokers during the second quarter, property, casualty premium rates declined on average 12.9% .

These difficult market conditions continue to put pressure on all of our business segments. We continue to write a lot of new business, and our retention rates continue to be strong. Mike Crowley will further discuss these factors later in this call.

For the six months our operating earnings per share was $0.46, down from $1.25 in the first half of 2007. Our operating profit margin for the period was 21.5%, compared with 25.5% the same period of 2007.

In addition to extremely soft property and casualty rates, and the intangible impairment charge, operating earnings per share were negatively impacted by the following. The dilutive impact of the BACIA acquisition, $0.09. Increased professional and claims expense, $0.08, in part related to the aforementioned settlement, which will be recorded in the third quarter. The timing related to the shift from contingent to supplemental commissions, $0.05. And increased costs associated with the employee benefits program in the first quarter, $0.02. These four items reduced our operating profit margin by 3.2 percentage points.

As indicated during our first quarter call, we expect combined supplemental, and contingent commissions for the full 2008 year to approximate the combined 2007 amount.

For the six months revenues were $417.5 million, up $19.2 million or 4.8% over the prior year. Core commissions and fees increased $28.3 million, including $36 million from acquisitions net of divestitures and organic growth of a negative 2.2% .

Supplemental commissions were $7.1 million, compared to $3.8 million in the first half of 2007. Continued commissions declined by $5.4 million in total and $6.6 million on a same store basis. Investment income decreased by $1.5 million due to the lower interest rates.

During the quarter we repaid $10 million under our revolving credit facility. As of June 30th, we had approximately $65 million of non-fiduciary cash. During the quarter we repurchased approximately 174,000 shares of our common stock, for an aggregate purchase price of $5.3 million, bringing the year-to-date repurchases to 656,000 shares at a total purchase price of $20.3 million.

At this time, I would turn the call back over to Mell for a further review of our operating results.

Mell Vaughan - Hilb Rogal & Hobbs Company - Chairman and CEO

Thank you, Michael.

Obviously, the big news for the quarter is the agreement to combine HRH with the North American operations of Willis Group Holdings. And, since that announcement in early June, I'll tell you that reaction by HRH associates, and our clients, and the investors that I've talked to, has been overwhelmingly positive.

And the HRH and the Willis associates have invested countless hours planning for our future together, and we -- I think this probably stunted our results a little in June. Obviously, folks walked into their office on Monday morning, early in June, to find out that the Company had been sold. And we've been on the road, on the road show, talking to people, getting people enthused, and there's a great feeling about the future, I know in both Companies.

And as we went along, and through the road show, and having meetings with producers and leadership in 20 different cities, and as we presented the logic and the value of the transaction to over 3,000 HRH and Willis employees, you could see and feel the enthusiasm for the combination grow.

So I think that at this point things on that front, things are as positive as they can be. Obviously, we're looking forward to the future, and want to get on with that as quickly as we can, but run our business effectively in the meantime.

The combination of the two Companies is compelling and a strategic fit, expanded resources, and gains in market strength in many of the primary markets in the U.S. And together our competitiveness and ability to serve clients in North America is significantly enhanced and, in my opinion, will be unparalleled.

Operationally, HRH had a solid quarter with new business and retention rates steady with those of a year ago, indicative of productive selling and market share gains. Financial results, however, reflected continuing commercial property and casualty rate declines, and to a minor degree a softening U.S. economy.

Organic growth and profitability were reduced primarily by a handful of offices missing plan, and Mike Crowley may add some comments to that. Profitability was also affected by dilution from one acquisition, which Mike will talk about, and higher year-over-year legal and claims costs, that Michael Dinkins mentioned, and that I'll talk a little bit more about in a few minutes.

As far as the rate environment goes, the market settings for commercial property casualty business continues to be extremely soft. There's no relief. There was no relief in the second quarter. And the business, most of the business we have in that segment, in the middle market and large accounts, declined by more than 14%. And according to the best source on that, which is the CIAB and Lehman Brothers reports.

That means that rates have now declined on a double-digit basis for seven consecutive quarters, and I can't remember that in the U.S., and I can't remember that occurring before in my career.

The rate environment, coupled with the softening economy, and the credit crunch, and the housing slump, make for strong winds in our face. But I've said before that our favorable spread of business, both by line of business and geographically and by customer mix, it makes us, positions us very well, and our ability to win new business, of course, helps us to weather those conditions.

I want to talk a little bit about the litigation front. During the second quarter, we had opportunities to settle or close non-compete and non-piracy, and other cases. And we took advantage of those opportunities. This resulted in higher year-over-year legal claims and expenses, and as Michael Dinkins said in his report, it's about $2.6 million or $0.04 a share. In last quarter, in the first quarter of the year, we also had the same situations with heavier than normal costs in this area as we defended our non-competes and non-piracies.

The piracy, we talked -- last quarter we talked about one major case involving a single office and the piracy of those people in that business has affected our organic growth. But I'm happy to report that things are settled in that office. The associates are doing great, and the office was profitable in the quarter.

And, as Michael Dinkins has reported, we settled that case shortly after the end of the quarter and received an award of $9.8 million, which will go a long way towards offsetting those additional costs that we had in the first and second quarter. And, as always, we will continue to vigorously defend our rights under all of our non-compete and non-piracy agreements. It's just what we do.

As we head towards our expected fourth quarter close of the Willis transaction, we're going to continue the rapid and precise planning for our integration and the associated benefits of the Willis and HRH combination. We're going to stay focused on client service and new business production. And, finally, we will continue to aggressively manage our costs in this ultra soft insurance market.

I'm gong to ask Michael Crowley if he'll now give you his report on operations. Michael?

Mike Crowley - Hilb Rogal & Hobbs Company - President

Thanks, Mell.

As Mell has said, our second quarter results were affected by the same factors that impacted the first quarter results, continued softness in the property casualty rates, increased legal expenses, the performance of the Bank of America Insurance Agency acquisition and revenue timing issues adversely affected our results.

The good news is that the majority of the HRH offices performed very well under difficult market and economic conditions. Results were impacted by the performance of six operations, and the performance of these operations accounted for negative 3.6% organic growth.

We are taking or have taken steps to improve the performance of those offices, including rightsizing, including dealing with pipelines for new business. We continue to believe in the Bank of America Insurance Agency Team, and our reasoning for this acquisition, including the addition of significant talent to HRH and the ability to grow our employee benefits business.

Timing accounted for $3 million of revenue expected in the second quarter, that will now shift to the third and fourth quarters. We remain very pleased with our retention of our clients, which has held steady, despite enhanced competition. We're also pleased with our new business sales. Reported new business was consistent with the same period of 2007, despite the fact that rates have dropped significantly.

In summary, we're retaining our clients and our talent. We're writing significant new business, and we're continuing our efforts to improve the quality of our service to all HRH clients. We remain focused on expense control, and our continuing our efforts to related efficiency and process improvement.

I want to second what Mell said regarding the pending combination between Willis and HRH. In traveling around the country, our people are very excited about this opportunity. The ability to add additional capabilities for our producers to drive new business, the opportunities for our people in various offices around the country, and the overall combined strength of the two organizations, I think bodes extremely well for the future for both Willis and HRH, and we're all excited and looking forward to capitalizing on those capabilities.

Mell?

Mell Vaughan - Hilb Rogal & Hobbs Company - Chairman and CEO

Thanks, Mike.

That concludes our report. Laurel, would you please open up for questions?

Q U E S T I O N   A N D   A N S W E R

Operator

(OPERATOR INSTRUCTIONS.)

Our first question comes from Meyer Shields. Your line is open, and please state your company name.

Meyer Shields - Stifel Nicolaus - Analyst

Thanks. Hi. It's Stifel Nicolaus. Good morning, all.

Mell Vaughan - Hilb Rogal & Hobbs Company - Chairman and CEO

Good morning.

Meyer Shields - Stifel Nicolaus - Analyst

I guess two questions. One, how does the pending HRH -- I'm sorry, how does the pending Willis acquisition impact the efforts you're making to get higher commission rates to partially offset declining insurance rates?

Mell Vaughan - Hilb Rogal & Hobbs Company - Chairman and CEO

Well, Meyer, this is Mell. We have not been trying, up until this point, to get higher commission rates. And, as you know, we have commissions and contingents, and even though our income obviously goes up or down with rates, because we're 85% commissioned we do not have an active program, have not had an active program in place to go out and try to convert contingents to any other forms of income or to lobby for higher income from carriers. I'm not saying that we shouldn't do that, we just haven't done it.

Mike Crowley - Hilb Rogal & Hobbs Company - President

Meyer, this is Mike. What we have done on an individual account basis is if we have an account where we're providing significant service, and if our income either through reduced commissions because of the great work we've done for our client, reducing their cost, puts us in a position to where we do not feel that we can achieve our profit margins on that account, we are discussing on an individual basis our income with clients to make sure that we're not handling business on an unprofitable basis.

Mell Vaughan - Hilb Rogal & Hobbs Company - Chairman and CEO

And, Meyer, this is Mell, again. That situation will change with the combination of the two Companies, because we will be committed in helping, in working, you know, we'll be one Company, and we'll be all working together to increase commissions and to be paid, because we have a goal over the three-year period of, together, of making up for any down, any of this $50 million in contingents that we may have to give up.

Meyer Shields - Stifel Nicolaus - Analyst

Okay. That's very helpful. And a second question, if I can? Whenever you have a transaction like this, obviously, there are going to be some just affected employees that leave for whatever reason. Can you give us any help in terms of understanding what your expectations are for that?

Mike Crowley - Hilb Rogal & Hobbs Company - President

Meyer, this is Mike. To date we have not lost one producer due to the Willis acquisition.

Meyer Shields - Stifel Nicolaus - Analyst

Okay. And

Mell Vaughan - Hilb Rogal & Hobbs Company - Chairman and CEO

Meyer, this is Mell. That's true in the U.S. We have lost two -- I want to make sure we have full disclosure -- we've lost two producers in the UK, although it was a very -- for good reason, although it was a very small part of the business, unrelated to what's in the press release, which talked about producers that left prior to the Willis announcement.

Meyer Shields - Stifel Nicolaus - Analyst

Okay. So that

Mell Vaughan - Hilb Rogal & Hobbs Company - Chairman and CEO

But that's out of 602 producers, so.

Meyer Shields - Stifel Nicolaus - Analyst

Okay. That's fine. Thank you very much.

Operator

(OPERATOR INSTRUCTIONS.)

Mell Vaughan - Hilb Rogal & Hobbs Company - Chairman and CEO

Operator, that's very good.

Operator

Okay. We have no further questions, sir.

Mell Vaughan - Hilb Rogal & Hobbs Company - Chairman and CEO

All right. Great. We want to thank everyone for your time and your interest this morning, and we particularly want to thank the HRH associates for your hard work and dedication and support. And, everybody, have a good day. Thank you.

Operator

That does conclude today's conference. Thank you, all, for participating.

D I S C L A I M E R

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
© 2005, Thomson StreetEvents All Rights Reserved.